Exhibit 99.3

SILVERCORP METALS INC. (the “Company”) Annual General and Special Meeting Sept. 25, 2026 at 10:00 AM (Canada/Pacific Daylight) Suite 1750 - 1066 West Hastings Street, Vancouver BC Canada (the “Meeting”) Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY. 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING. 3. If you appoint the Management Nominees indicated on the reverse to vote on your behalf, they must also vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in their discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof. 5. The securityholder has a right to appoint a person or company to represent the securityholder at the Meeting other than the person or company designated in the form of proxy. Such right may be exercised by inserting, on the reverse of this form, in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a securityholder of the Company. 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the securityholders of the Company. 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxy, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy. 8. If the holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the holder may be required to provide documentation evidencing the signatory’s power to sign the proxy. 9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol. Notice-and-Access The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management’s discussion and analysis, on a website in addition to SEDAR+. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period. Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution on the reverse. You should review the Information Circular before voting. SILVERCORP METALS INC, has elected to utilize notice-and-access. Non-Canadian registered holders will receive a full package which includes various tax forms. Canadian registered holders will receive a Notice Package ONLY. Meeting materials are available electronically at www.sedarplus.ca and also at https://docs.tsxtrust.com/SVM2026. If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869. In order to receive a paper copy in time to vote before the Meeting, your request should be received by Sept. 16, 2026. Electronic Delivery If you are a registered securityholder and wish to enroll for electronic delivery for future issuer communications including meeting related materials, financial statements, DRS, etc., where applicable, you may do so: After you vote online at www.voteproxyonline.com using your control number. Through TSX Trust’s online portal, Investor Insite. You may log in or enroll at https://www.tsxtrust.com/investor-login For details go to www.tsxtrust.com/consent-to-electronic-delivery For assistance, please contact TSX TRUST INVESTOR SERVICES. Mail: 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1 Tel: 1-866-600-5869 Email: tsxtis@tmx.com Investor inSite TSX Trust Company offers at no cost to holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable holder forms and Frequently Asked Questions. To register, please visit: https://www.tsxtrust.com/t/investor-hub/forms/investor-insite-registration and complete the registration form VOTING METHOD INTERNET Go to www.voteproxyonline.com and enter the 12 digit control number FACSIMILE 416-595-9593 MAIL or HAND DELIVERY TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

RESOLUTIONS - VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES SILVERCORP METALS INC. (the “Company”) Annual General and Special Meeting Sept. 25, 2026 at 10:00 AM (Canada/Pacific Daylight) Suite 1750 - 1066 West Hastings Street, Vancouver BC Canada SECURITY CLASS: Common Shares RECORD DATE: Aug. 12, 2026 FILING DEADLINE FOR PROXY: Sept. 23, 2026 at 10:00 AM (Canada/Pacific Daylight) The undersigned hereby appoints Dr. Rui Feng, whom failing Paul Simpson, or failing both of them Lon Shaver, (the “Management Nominees”), or instead of any of them, the following Appointee as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with the voting instructions, if any, provided below. APPOINTEES Please print appointee name FORM OF PROXY (“PROXY”) Signature of registered owner(s) Date (MM/DD/YYYY) This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED Interim Financial Statements – Mark this box if you would like to receive Annual Financial Statements – Mark this box if you would like to receive Interim Financial Statements and Management Discussion and Analysis. Annual Financial Statements and Management Discussion and Analysis. If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-off time has passed, please fax this side to 416-595-9593. Check this box if you wish to receive the selected financial statements electronically (optional on the Issuer providing via email) By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: https://www.tsxtrust.com/consent-to-electronic-delivery?lang=en EMAIL PLEASE PRINT NAME CONTROL NUMBER: - SEE VOTING GUIDELINES ON REVERSE - 1. Election of Directors FOR WITHHOLD a) Dr. Rui Feng b) Paul Simpson c) Yikang Liu d) Marina Katusa e) Ken Robertson f) Helen Cai 2. Appointment of Auditor FOR WITHHOLD To re-appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditor of the Company for the ensuing year, and to authorize the directors to fix their remuneration. 3. Amendment of Articles FOR AGAINST To consider, and if deemed appropriate, to pass with or without variation, a special resolution authorizing the Company to amend its Articles, as more particularly described in the Information Circular. 4. Amended and restated Share Based Compensation Plan FOR AGAINST To consider and, if thought fit, to pass with or without variation, an ordinary resolution authorizing the Company to further amend and restate its amended and restated share based compensation plan, as more particularly described in the Information Circular.